NEWS RELEASE

INTEROIL EXECUTES JOINT VENTURE OPERATING AGREEMENT
WITH PACIFIC RUBIALES ENERGY FOR TRICERATOPS AND PPL 237

Port Moresby and Houston, TX -- November 29, 2012 -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) (“InterOil” or the “Company”) announced that negotiations have been completed and the parties have executed the Joint Venture Operating Agreement (JVOA) and related documents associated with its Farm-In Agreement with Pacific Rubiales Energy Corp. (TSX:PRE; BVC: PREC; BOVESPA: PREB) (“PRE”), pursuant to which PRE will acquire a 10.0% net (12.9% gross) participating interest in Petroleum Prospecting License 237 (“PPL 237”) onshore Papua New Guinea, including the Triceratops structure and exploration acreage located within that license. This announcement is made further to the Company’s announcement on July 30, 2012 that it had executed a Farm-In Agreement with PRE.

Signing of the JVOA and related documentation accomplishes one of the key milestones to final completion of the farm-in transaction, which remains subject to previously announced closing conditions and approvals.

“InterOil and its partners are pleased to have completed the JVOA with Pacific Rubiales Energy. The process has enhanced our working relationship and commitment to a mutually beneficial joint venture,” stated Mr. Phil Mulacek, Chief Executive Officer of InterOil.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.

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InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews V. P. Capital Markets Wayne.Andrews@InterOil.com The Woodlands, TX USA Phone: +1 281-292-1800	Meg LaSalle Investor Relations Coordinator Meg.LaSalle@InterOil.com The Woodlands, TX USA Phone: +1 281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular: business plans, goals and strategies; payments to be made by Pacific Rubiales to InterOil; satisfaction of conditions to closing of the farm-in transaction; approval and registration of the assignment of Pacific Rubiales’ participating interest in PPL 237 by the PNG Government; participation by PacLNG in the farm-in transaction; and reimbursement of certain payments in the event of termination of the Farm-In Agreement. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, the terms of the Farm-In Agreement, satisfaction by InterOil of conditions to closing of the farm-in transaction, expected future developments, the regulatory environment, business prospects, strategies, regulatory developments, future commodity prices, future production levels, the ability to obtain equipment in a timely manner to carry out exploration activities, and the ability to market products successfully, among other factors. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no guarantee that any hydrocarbons will be discovered in commercial quantities in PPL 237 or the Triceratops Structure or that if they are discovered, any such hydrocarbons will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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